UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
__________________________________________
Cumberland Pharmaceuticals Inc.
 _______________________________________
(Name of Issuer)
 _______________________________________
 Common Stock
(Title of Class of Securities)
230770109
______________________________________
(CUSIP Number)
December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 230770109

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). A.J. Kazimi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,514,342
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 5,514,342
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,514,342
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer

Cumberland Pharmaceuticals Inc.

(b)	Address of Issuer's Principal Executive Offices

2525 West End Avenue, Suite 950, Nashville, TN 37203
Item 2.

(a)	Name of Person Filing

A.J. Kazimi

(b)	Address of Principal Business Office or, if none, Residence

2525 West End Avenue, Suite 950, Nashville, TN 37203

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

230770109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned:

5,514,342

(b)	Percent of class:

29.0%

Page 3 of 5 pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

5,514,342

(ii)	Shared power to vote or to direct the vote

None.

(iii)	Sole power to dispose or to direct the disposition of

5,514,342

(iv)	Shared power to dispose or to direct the disposition of

None.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certification
Not applicable

Page 4 of 5 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
Date

/s/ A.J. Kazimi*
Signature

A.J. Kazimi, Chairman and Chief Executive Officer
Name/Title
* By: /s/ Rick S. Greene, as attorney-in-fact, pursuant to a Power of Attorney dated January 24, 2012 and filed with the SEC on February 13, 2012.

Page 5 of 5 pages